

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   August 24, 2016

<u>Via E-mail</u>
John DiRocco
Vice President, Assistant General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

   Re: **SunCoke Energy, Inc.**
      Registration Statement on Form S-3
      Filed July 29, 2016
      File No. 333-212785
      Form 10-K for the Fiscal Year Ended December 31, 2015
      Filed February 18, 2016
      File No. 1-35243

Dear Mr. DiRocco:

  We have reviewed your supplemental response letter, and have the following comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Financial Statements</u>
<u>Notes to the Financial Statements</u>
<u>Note 3. Acquisitions, page 87 and Note 12. Goodwill and Other Intangible Assets, page 97</u>

1. We note your response to comment 3 of our letter dated August 8, 2016. Please help us better understand how you considered the guidance in ASC 350-30-35-1 through 35-4 in determining the appropriate useful lives of the environmental and operational permits. Specifically, it is not clear what consideration was given to any legal, regulatory, or contractual provisions that may limit their useful lives. If these permits are subject to renewal and extension terms, please provide the additional disclosures required by ASC 350-30-50d.

<u>Note 9. Income Taxes, page 94</u>

2. We note your response to comment 4 of our letter dated August 8, 2016. In a similar manner to your response, please disclose that the investment in subsidiary line item in your 2015 tax rate reconciliation reflects the net impact of the reversal of the deferred tax asset related to the outside basis difference and the expected current income tax

deduction due to the determination of the insolvency of the subsidiary. Please also disclose what impact the actual sale had on your effective tax rate in your 2016.

3. We note your response to comment 5 of our letter dated August 8, 2016. You indicate that that the increase in the deferred tax liability captioned "Investment in partnerships" is primarily due to the Granite City Dropdown. Please help us better understand why the Haverhill and Middletown Dropdowns in 2014 would not also have had corresponding significant impacts on this deferred tax liability. In this regard, we note that that there was only a $5.1 million increase from December 31, 2013 to December 31, 2014.

Note 18. Commitments and Contingent Liabilities, page 107

4. We note your response to comment 7 of our letter dated August 8, 2016. In a similar manner to your response, please better explain in your disclosures why you are currently unable to determine the range of probable or reasonably possible losses pursuant to ASC 450 given the length of time this matter has been outstanding and your regular meetings with parties involved.

Closing

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
Gillian A. Hobson
Vinson & Elkins LLP